Exhibit 99.1

PENN WEST TO PRESENT AT

CIBC WHISTLER INSTITUTIONAL INVESTOR CONFERENCE

FOR IMMEDIATE RELEASE, January 19, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) wishes to notify interested parties that Mr. Dave Roberts, President and Chief Executive Officer, will be presenting at the CIBC Whistler Institutional Investor Conference on Thursday, January 22nd, 2015 at 1:30pm PST (4:30pm EST) in Whistler, British Columbia.

We invite interested parties to visit: https://webcasts.welcome2theshow.com/cibcwhistler2015 at the presentation time noted above to listen to an audio webcast of the presentation.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com